
January 31, 2022

Darian Ahler
Chief Executive Officer
Future Pearl Labs, Inc
1661 E. Franklin Ave.
El Segundo, CA 90245

> **Re: Future Pearl Labs, Inc**
> **Offering Statement on Form 1-A**
> **Filed January 7, 2022**
> **File No. 024-11773**

Dear Mr. Ahler:

We have limited our review of your offering statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

Offering Statement on Form 1-A filed January 7, 2022

Securities Being Offered, page 24

1.   Please expand the disclosure in this section or in the Plan of Distribution section to describe how investors will be eligible to receive bonus shares in this offering. Also, expand the disclosure in the Risk Factors section to include a risk factor that highlights that the value of shares of investors who do not receive bonus shares will be immediately diluted by investments made by investors entitled to receive bonus shares, who will effectively pay a lower price per share.

We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

   We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff. We also remind you that, following qualification of your Form 1-A, Rule 257 of Regulation A requires you to file periodic and current reports, including a Form 1-K which will be due within 120 calendar days after the end of the fiscal year covered by the report.

   Please contact Thomas Jones, Staff Attorney, at 202-551-3602 or Geoff Kruczek, Senior Attorney, at 202-551-3641 with any questions.

                                        Sincerely,

                                        Division of Corporation Finance
                                        Office of Manufacturing

cc: Andrew Stephenson